UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

		Commission File Number	001-33466

Patriot Coal Corporation
(Exact name of registrant as specified in its charter)

12312 Olive Boulevard St. Louis, Missouri 63141 Telephone number: 314-275-3600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share Preferred Share Purchase Rights 8.250% Senior Notes due 2018
(Title of each class of securities covered by this Form)

NONE
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)		☒
Rule 12g-4(a)(2)		☐
Rule 12h-3(b)(1)(i)		☒
Rule 12h-3(b)(1)(ii)		☐
Rule 15d-6		☐

Approximate number of holders of record as of the certification or notice date:			Common Stock, par value $0.01 per share: 0 Preferred Share Purchase Rights: 0 8.250% Senior Notes due 2018: 0

Pursuant to the requirements of the Securities Exchange Act of 1934 Patriot Coal Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date:	December 18, 2013	By:	/s/ John E. Lushefski
Name: John E. Lushefski
Title: Senior Vice President & Chief Financial Officer